UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section l3 and l5(d) of the
Securities Exchange Act of l934

January 28, 2005
Date of report (date of earliest event reported)

Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33702
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

The following information was contained in a press release issued on February 17, 2005.

RAYMOND JAMES®

Release No. 0205-06   FOR IMMEDIATE RELEASE

Feb. 17, 2005

RAYMOND JAMES FINANCIAL, INC.
REPORTS JANUARY 2005 OPERATING DATA

     ST. PETERSBURG, Fla. - In an effort to provide timely information to enable analysts and investors to stay better informed about the general trends in our major business segments, we are releasing selected operating statistics. Due to the limited nature of this data, a consistent correlation to earnings should not be assumed.

     "Despite the downturn in equity prices in January, the momentum of the prior quarter continued in our major business lines," explained Chairman and CEO Thomas A. James. "Comparative commission revenues were impacted by a shorter fiscal month than both the prior month and January of the prior year. The months of the current quarter will be difficult comparisons as March 2004 established our record earnings quarter. Further, the current quarter is an unusually short 12-week fiscal quarter."

     Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have more than 5,000 financial advisors serving 1.3 million accounts in 2,100 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $134 billion, of which are approximately $25 billion are managed by the firm's asset management subsidiaries.

     To the extent that Raymond James makes or publishes forward-looking statements (regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2004 annual report on Form 10-K, which is available on raymondjames.com and sec.gov.

	January 2005 (4 weeks)	December 2004 (5 weeks)	January 2004 (5 weeks)
Securities commissions/fees [1]	$112.0 mil.	$127.5 mil.	$129.5 mil.
Assets under management [2]	$ 24.9 bil.	$ 25.1 bil.	$ 21.5 bil.
# of managed/co-managed underwritings [3]	6	18	11
Total customer assets under administration	$ 133.6 bil.[4]	$136.2 bil.[4]	$106.4 bil.

(1) Includes all securities commissions and fees generated by our financial advisors, both private client and institutional, except for emerging markets joint ventures.

(2) This is the primary revenue driver for the asset management segment. Just under half of the assets under management are subject to billing quarterly in advance, with the balance billed mainly based on average daily assets.

(3) This is only one of several key revenue sources for the capital markets segment, other key revenue sources include institutional sales commissions.

(4) These figures have been adjusted to include certain annuity assets held directly in the insurance companies. Future balances will include additional assets directly held as such information becomes available. For comparison purposes, such additions, to the extent that they cannot be retroactively applied, will be noted.

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For more information, please contact Tracey Bustamante at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: February 18, 2005

By: /s/ Thomas A. James
         Thomas A. James,
         Chairman and Chief Executive Officer

By: /s/ Jeffrey P. Julien
         Jeffrey P. Julien
         Senior Vice President - Finance
         and Chief Financial Officer